

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Michael A. Schlesinger
Executive Vice President, General Counsel and Secretary
Ortho Clinical Diagnostics Holdings plc
1001 Route 202
Raritan, New Jersey 08869

      Re: **Ortho Clinical Diagnostics Holdings plc**
          Draft Registration Statement on Form S-1
          Submitted July 9, 2021
          CIK No. 0001828443

Dear Mr. Schlesinger:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at 202-551-6761 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Jason M. Licht